Exhibit 99.2

News Release #12/2013 2013-06-25

Baja Mining Company Update – AGM and SRK Report

Vancouver, June 25, 2013 – Baja Mining Corp. (“Baja”) (TSX:BAJ - OTCQB: BAJFF) today announced that at the annual and special general meeting of shareholders held in Vancouver on June 25, 2013, shareholders voted to re-elect Tom Ogryzlo, Wolf Seidler, Ross Glanville and Peter M. Clausi to the board.

The proposed special resolution to introduce an advance notice requirement in connection with shareholders intending to nominate directors at meetings of Baja’s shareholders was not approved by shareholders, and therefore Baja has not adopted the proposed amendment to its articles.

Baja’s board would like to express its gratitude to its shareholders for their support during past year.

During the meeting Baja’s senior management team provided a corporate update. A copy of the presentation can be found on the home page of the corporate website at www.bajamining.com.

SRK Report Update

Baja has been advised by SRK Consulting that a first draft of the NI43-101 compliant report that it is currently preparing on the Boleo Project for Baja is expected to be ready sometime in July 2013.

For further information, please contact Baja’s Interim CEO Tom Ogryzlo at 604-685-2323 or via email at info@bajamining.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This news release contains forward-looking statements or forward-looking information (forward-looking statements). These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. Forward-looking statements involve a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements contained in this press release are based on our current estimates, expectations and projections, which the company believes are reasonable as of the current date. Actual results could differ materially from those anticipated or implied in the forward-looking statements and as a result undue reliance should not be placed on forward-looking information. Additional risks and uncertainties can be found in the company’s reporting documents filed on SEDAR (www.sedar.com), including its Management Discussion and Analysis and Annual Information Form. Forward-looking statements are given only as at the date of this presentation and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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